Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Sun Life Financial reports first quarter results

     <<
     Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

     First quarter 2010 financial highlights

     -   Net income of $409 million, compared to a loss of $213 million in the first quarter of 2009
     -   Earnings per share (diluted) of $0.72, up from a loss per share of
         $0.38
     -   Return on equity of 10.5%, up from negative 5.5% in the same period one year ago
     -   Quarterly dividend of $0.36 per share
     -   Assets under management grew 16% to $435 billion from a year ago
     >>

     TORONTO, May 5 /CNW/ - Sun Life Financial Inc.(1) (TSX/NYSE: SLF)
reported net income of $409 million for the first quarter of 2010, compared with a net loss of $213 million in the same period last year. Diluted earnings per share were $0.72 compared to a loss per share of $0.38 in the first quarter of 2009.
     Results across most business groups were higher, reflecting an economic environment that was stronger than one year ago. Net income in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. The Company's recent acquisition in the U.K. contributed to the improved performance in the Company's U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.
     Credit experience was more favourable in the first quarter of 2010 relative to the same period a year ago; however, the strengthening of the
Canadian dollar reduced the net income of some of the Company's operations in foreign jurisdictions.
     The Board of Directors of Sun Life Financial today declared a quarterly shareholder dividend of $0.36 per common share, maintaining its current quarterly dividend.
     "In addition to improved equity and credit market conditions compared to the same period a year ago, Sun Life's results this quarter benefited from gains in various business units spanning several markets," said Donald A.
Stewart, Chief Executive Officer.
     "SLF Canada recorded solid gains from the sale of fixed interest products and significant increases in sales of life and health insurance. In the U.S., a strong focus on improving distribution contributed to a 45% increase in domestic variable annuity sales.
     "Assets under management grew 16% to $435 billion, spurred by significant gains in net sales of mutual, managed and segregated funds and the acquisition of Lincoln's U.K. business," Mr. Stewart said. "In particular, MFS, the
Company's U.S.-based asset manager, experienced strong net sales and asset appreciation and is close to its pre-financial crisis asset levels.
     "While there are still headwinds in credit markets, our focus on risk management and a strategy of diversifying across product lines and geographies has allowed Sun Life to achieve a solid start in 2010."

     Earnings and profitability

     The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP). Additional information relating to the Company can be found in its consolidated annual and interim financial statements and accompanying notes (Consolidated Financial
Statements), annual and interim management's discussion and analysis (MD&A)
and annual information form (AIF), copies of which have been filed with securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov. The financial results presented in this document are unaudited.
     This document contains forward-looking information and non-GAAP financial measures. Additional information on forward-looking information and non-GAAP measures can be found below in the Forward-Looking Information and Use of
Non-GAAP Financial Measures sections.

     <<
     FINANCIAL SUMMARY

                                                   Quarterly results
     -------------------------------------------------------------------------
                                        Q1'10   Q4'09   Q3'09   Q2'09   Q1'09
     -------------------------------------------------------------------------
     Common shareholders' net income
      (loss) ($ millions)                 409     296    (140)    591    (213)
     Operating earnings (loss)(2)
      ($ millions)                        409     296    (140)    591    (186)

     Basic earnings (loss) per common
      share (EPS)($)                     0.72    0.53   (0.25)   1.06   (0.38)
     Diluted EPS ($)                     0.72    0.52   (0.25)   1.05   (0.38)
     Diluted operating EPS(2)($)         0.72    0.52   (0.25)   1.05   (0.33)

     Return on common equity (ROE)(%)    10.5     7.6    (3.5)   14.9    (5.5)
     Operating ROE(2)                    10.5     7.6    (3.5)   14.9    (4.7)

     Average diluted common shares
      outstanding (millions)            566.4   564.0   560.8   560.6   559.7
     Closing common shares outstanding
      (millions)                        566.8   564.4   562.4   560.7   559.7
     -------------------------------------------------------------------------
     >>

     Sun Life Financial reported net income attributable to common shareholders of $409 million for the quarter ended March 31, 2010, compared to a loss of $213 million in the first quarter of 2009. The Company reported operating earnings of $409 million for the first quarter of 2010, compared with an operating loss of $186 million in the first quarter of 2009. The operating loss for the first quarter of 2009 does not include after-tax charges of $27 million for restructuring costs taken as part of the Company's efforts to reduce expense levels and improve operational efficiency.
     Net income of $409 million in the first quarter of 2010 reflected the impact of favourable interest rate movements and positive equity market performance in the Company's North American businesses, the favourable impact of asset-liability re-balancing in SLF Canada and the addition of the Lincoln
U.K. business in SLF U.K. in the fourth quarter of 2009. These improvements were partially offset by higher levels of new business strain in SLF U.S. and
SLF Asia.
     Credit experience was more favourable in the first quarter of 2010 relative to the same period a year ago and the fourth quarter of 2009. While downgrades continue to be at elevated levels relative to historical experience, the financial impact of the downgrades was significantly lower than in the respective comparative periods due to a number of factors, including a reduction in the severity of downgrades. The net impact of downgrades and credit impairments after the release of actuarial reserves during the first quarter of 2010 was $6 million compared to $201 million during the same period a year ago. Partially offsetting the impact of credit improvements was the strengthening of the Canadian dollar, which reduced the
Company's overall reported net income by $36 million relative to exchange rates in the first quarter of 2009.
     The loss of $213 million in the first quarter of 2009 was driven primarily by reserve strengthening, net of hedging, related to equity market declines, reserve increases for downgrades on the Company's investment portfolio, and equity and net credit impairments. First quarter 2009 results were also unfavourably impacted by increases in actuarial reserves related to the very low interest rate environment.
     Return on equity (ROE) for the first quarter of 2010 was 10.5%, compared with negative 5.5% for the first quarter of 2009. The increase in ROE was primarily the result of higher earnings, which increased to $0.72 per share in the first quarter of 2010 from a loss of $0.38 per share in the first quarter of 2009.
     In its interim MD&A for the third quarter of 2009, the Company provided a range for its "estimated 2010 adjusted earnings from operations" (3). Based on the assumptions and methodology used to determine the Company's 2010 estimated adjusted earnings from operations, the Company's adjusted earnings from operations for the first quarter of 2010 were $359 million. Additional information can be found in this news release under the heading "Estimated
2010 Adjusted Earnings from Operations."

     Performance by business group

     The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial
U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF
Asia) and Corporate. Additional detail concerning the segments is outlined in
Note 4 to the Company's interim Consolidated Financial Statements for the quarter ended March 31, 2010. Financial information concerning SLF U.S. and
MFS is presented below in Canadian and U.S. dollars to facilitate the analysis of underlying business trends.

     <<
     SLF Canada

                                                   Quarterly results
     -------------------------------------------------------------------------
                                        Q1'10   Q4'09   Q3'09   Q2'09   Q1'09
     -------------------------------------------------------------------------
     Common shareholders' net income
     ($ millions)
       Individual Insurance
        & Investments                     138     138     134     131      77
       Group Benefits                      50      72      44      52      65
       Group Wealth                        50      33      41      27      52
     -------------------------------------------------------------------------
     Total                                238     243     219     210     194
     -------------------------------------------------------------------------
     >>

     SLF Canada had net income of $238 million in the first quarter of 2010 compared to net income of $243 million in the fourth quarter of 2009 and net income of $194 million in the first quarter of 2009. Earnings in the first quarter of 2010 benefited from improved equity markets, the favourable impact of asset-liability re-balancing, favourable interest rate movements and improved credit experience. These favourable impacts were partially offset by unfavourable morbidity experience.
     Results in the first quarter of 2009 included reserve strengthening attributable to declining equity markets and lower asset reinvestment gains from changes in credit spreads. This was offset by favourable morbidity experience and the benefit from the enactment of tax rules related to accounting changes with respect to financial instruments.
     In the first quarter of 2010, sales of Individual fixed interest products, including accumulation annuities, GICs and payout annuities, increased 6% from the same period a year ago to $323 million. Sales of
Individual life and health insurance increased 30% due to improved market conditions, product changes and sales initiatives. In Group Wealth, Group
Retirement Services sales increased by 8%. Pension rollovers increased by 43%
to $228 million, with a four-quarter average retention rate of 48%. Group
Benefits sales at $125 million decreased 13% from the first quarter of 2009, which was an exceptionally strong quarter.

     <<
     SLF U.S.

                                                   Quarterly results
     -------------------------------------------------------------------------
                                        Q1'10   Q4'09   Q3'09   Q2'09   Q1'09
     -------------------------------------------------------------------------
     Common shareholders' net income
      (loss) (US$ millions)
       Annuities                           53     (80)   (186)    187    (324)
       Individual Insurance                 5      50    (222)     70     (57)
       Employee Benefits Group             28      22      22      30      48
     -------------------------------------------------------------------------
     Total (US$ millions)                  86      (8)   (386)    287    (333)
     Total (C$ millions)                   88      (9)   (413)    364    (407)
     -------------------------------------------------------------------------
     >>

     SLF U.S. reported net income of C$88 million in the first quarter of
2010, compared to a loss of C$9 million in the fourth quarter of 2009 and a loss of C$407 million in the first quarter of 2009. The strengthening of the
Canadian dollar against the U.S. dollar decreased the reported net income in
SLF U.S. by C$17 million in the first quarter of 2010 compared to the first quarter of 2009.
     In U.S. dollars, first quarter 2010 net income was US$86 million, compared to a loss of US$333 million in the first quarter of 2009. Results in the first quarter of 2010 were affected by the favourable impact of equity market and interest rate movements, partially offset by higher new business strain from increased sales of universal life insurance and unfavourable mortality experience.
     Results in the first quarter of 2009 were driven primarily by reserve strengthening of US$220 million, net of hedging, due to equity market declines, reserve strengthening of US$160 million relating to credit market conditions and increases in actuarial reserves related to the very low interest rate environment.
     Domestic variable annuity sales in the first quarter of 2010 were US$840 million, an increase of 45% from the same period a year ago, reflecting improved wholesaler productivity, the new simplified variable annuity product launched in the quarter, and renewed consumer interest in variable annuities in light of improving equity market conditions. As anticipated, fixed annuity sales decreased in the first quarter of 2010 consistent with the Company's decision to only offer the product on an opportunistic basis. Employee
Benefits Group sales in the first quarter were US$38 million, a decrease of
US$25 million or 40% compared to the prior year. First quarter Individual
Insurance domestic sales were US$63 million, representing a 112% increase over the prior year due to higher volume of core sales.

     <<
     MFS Investment Management

                                                   Quarterly results
     -------------------------------------------------------------------------
                                        Q1'10   Q4'09   Q3'09   Q2'09   Q1'09
     -------------------------------------------------------------------------
     Common shareholders' net income
      (US$ millions)                       47      47      39      27      23
     Common shareholders' net income
      (C$ millions)                        49      49      43      32      28

     Pre-tax operating profit margin
      ratio(4)                            30%     29%     28%     23%     21%
     Average net assets (US$ billions)    189     181     162     140     125
     Assets under management
      (US$ billions)(4)                   195     187     175     147     124
     Net sales (US$ billions)             3.1     6.1     7.7     4.9     0.2
     Asset appreciation (depreciation)
      (US$ billions)                      4.8     6.9    20.0    17.9   (10.7)

     S&P 500 Index (daily average)      1,121   1,088     994     893     811
     -------------------------------------------------------------------------
     >>

     MFS reported net income of C$49 million in the first quarter of 2010 compared to earnings of C$49 million in the fourth quarter of 2009 and earnings of C$28 million in the first quarter of 2009. The strengthening of the Canadian dollar against the U.S. dollar decreased earnings for MFS by C$9 million in the first quarter of 2010 compared to the first quarter of 2009.
     In U.S. dollars, first quarter earnings were US$47 million compared to earnings of US$23 million in the first quarter of 2009. The increase in earnings from the first quarter of 2009 was primarily due to higher average net assets, which increased to US$189 billion in the first quarter of 2010 from US$125 billion in the first quarter of 2009 as a result of strong net sales and asset appreciation.
     Total assets under management at March 31, 2010 increased to US$195 billion compared to US$187 billion at December 31, 2009. This increase was driven by asset appreciation of US$4.8 billion and net inflows of US$3.1 billion.
     March 31, 2010 marked 12 consecutive months of net inflows at MFS. Strong net inflows were driven largely by retail mutual funds where net inflows reached US$2.7 billion for the quarter. On April 14, 2010, MFS announced management changes in support of its leadership succession planning process.
Effective July 1, 2010, Robert J. Manning will become chairman of MFS
Investment Management. Mr. Manning, who will also continue in his role as chief executive officer, will succeed Robert C. Pozen, who will become chairman emeritus. Michael W. Roberge, who was named president of MFS in
January 2010, will assume the roles of chief investment officer and global director of research.

     <<
     SLF Asia

                                                   Quarterly results
     -------------------------------------------------------------------------
                                        Q1'10   Q4'09   Q3'09   Q2'09   Q1'09
     -------------------------------------------------------------------------
     Common shareholders' net income
      ($ millions)                          4      27      13      19      17
     -------------------------------------------------------------------------
     >>

     First quarter earnings for SLF Asia were $4 million compared to earnings of $27 million in the fourth quarter of 2009 and earnings of $17 million in the first quarter of 2009. The decrease in earnings compared with the first quarter of 2009 was primarily due to lower earnings in Hong Kong as a result of unfavourable morbidity experience and higher levels of new business strain.
     First quarter 2010 individual life sales were down 19% over the same period last year, mainly due to lower sales in India, which were impacted by changes to the Company's unit-linked product portfolio, reflecting new industry-wide regulatory changes. Excluding India, individual life sales were up 114%, driven by strong sales growth in all other markets. In particular, individual life sales in China were up 325%, driven by the bancassurance channel and sales in Hong Kong were up 48%, mainly from increased sales in both the agency and bancassurance channels.

     Corporate

     Corporate includes the results of the Company's U.K. operations (SLF
U.K.) and Corporate Support, which includes the Company's reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial's other business segments.

     <<
                                                   Quarterly results
     -------------------------------------------------------------------------
                                        Q1'10   Q4'09   Q3'09   Q2'09   Q1'09
     -------------------------------------------------------------------------
     Common shareholders' net income
      (loss) ($ millions)
       SLF U.K.                            50       9      10     (50)      -
       Corporate Support                  (20)    (23)    (12)     16     (45)
     -------------------------------------------------------------------------
     Total                                 30     (14)     (2)    (34)    (45)
     -------------------------------------------------------------------------
     >>

     The Corporate segment reported net income of $30 million in the first quarter of 2010, compared to a loss of $14 million in the fourth quarter of
2009 and a loss of $45 million in the first quarter of 2009.
     SLF U.K. net income increased by $50 million primarily as a result of improvements in market conditions relative to the first quarter of 2009 and the favourable impact of the Lincoln U.K. acquisition in the fourth quarter of
2009. In Corporate Support, the loss in the first quarter of 2010 was $20 million, compared to a loss of $45 million one year earlier. Higher losses in the first quarter of 2009 were primarily attributable to restructuring costs taken as part of the Company's efforts to reduce expense levels and improve operational efficiency.

     Additional financial disclosure

     REVENUE

     Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments, and (iii) fee income received for services provided. Under Canadian GAAP, segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
     Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading and, consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing liabilities are written down in value to reflect impairment or default, the Company conducts actuarial assessments of the amount of assets required to support the actuarial liabilities. Additional detail on the
Company's accounting policies can be found in its 2009 annual MD&A.

     <<
                                                   Quarterly results
     -------------------------------------------------------------------------
     ($ millions)                       Q1'10   Q4'09   Q3'09   Q2'09   Q1'09
     -------------------------------------------------------------------------
     Revenues
       SLF Canada                       2,697   2,291   3,388   3,479   2,249
       SLF U.S.                         2,134   1,818   3,643   3,893   2,360
       MFS                                346     342     322     299     288
       SLF Asia                           398     353     588     634     238
       Corporate (net of consolidation
        adjustments)                      480     189     890     415    (107)
     -------------------------------------------------------------------------
     Total as reported                  6,055   4,993   8,831   8,720   5,028
     -------------------------------------------------------------------------
       Impact of currency and changes
       in the fair value of held-
       for-trading assets and
       derivative instruments              58    (983)  2,574   2,306    (955)
     -------------------------------------------------------------------------
     Total adjusted revenue             5,997   5,976   6,257   6,414   5,983
     -------------------------------------------------------------------------
     >>

     Revenues for the first quarter of 2010 were $6.1 billion, up $1.0 billion from the comparable period a year ago. An improvement of $1.5 billion from the increase in fair value of held-for-trading assets and increased fee income of
$139 million was partly offset by a reduction of $608 million from fixed annuity premiums. Excluding the impact of currency and fair value changes in held-for-trading assets, first quarter 2010 revenue of $6.0 billion was $14 million higher than the same period a year ago, with lower premium income of
$291 million more than offset by an increase in fee income of $243 million and higher other investment income.
     Premium revenue was down by $604 million in the first quarter of 2010 compared to the same period one year ago, with a reduction of $313 million arising from the strengthening of the Canadian dollar against the U.S. dollar.
The decrease of $291 million, excluding the effect of currency, was primarily attributable to lower fixed annuity premiums in SLF U.S., which decreased by
$496 million and were only partly offset by higher individual life premiums.
     Net investment income of $1.9 billion was $1.5 billion higher in the first quarter of 2010 compared to the same period a year ago, primarily due to the improvement in the changes in fair value of held-for-trading assets.
     Fee income of $741 million in the first quarter of 2010 was up by $139 million compared to the same period in the previous year. Increased fee income in all of the Company's operations was partially offset by a decrease of $104 million from the strengthening of the Canadian dollar against foreign currencies.

     ASSETS UNDER MANAGEMENT (AUM)

     AUM(5) were $434.6 billion as at March 31, 2010, compared to $432.6 billion as at December 31, 2009, and $375.0 billion as at March 31, 2009. The increase of $2.0 billion between December 31, 2009 and March 31, 2010 resulted primarily from:

     <<
     (i)   positive market movements of $7.8 billion;
     (ii)  net sales of mutual, managed and segregated funds of $3.9 billion;
     (iii) business growth of $1.2 billion, mostly in the wealth businesses;
           and
     (iv)  an increase of $632 million from the change in value of held-for-
           trading assets; partially offset by
     (v)   a decrease of $11.5 billion from a strengthening Canadian dollar against foreign currencies compared to the prior period exchange rates.

     AUM increased $59.6 billion between March 31, 2009 and March 31, 2010. The increase in AUM related primarily to:

     (i)   net sales of mutual, managed and segregated funds of $26.8 billion;

     (ii)  positive market movements of $72.0 billion;

     (iii) an increase of $6.4 billion from the change in value of held-for-
           trading assets;

     (iv)  an increase of $6.6 billion in segregated funds and $1.3 billion in general funds arising from the acquisition of the Lincoln U.K.
           business; and

     (v)   business growth of $4.2 billion, mostly in the wealth businesses;
           partially offset by

     (vi)  a decrease of $57.8 billion from the strengthening of the Canadian dollar against foreign currencies.
     >>

     CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS' EQUITY

     Total general fund assets were $119.3 billion as at March 31, 2010, compared to $121.3 billion a year earlier and $120.1 billion at December 31,
2009. The decrease in general fund assets from December 31, 2009, was primarily the result of the strengthening of the Canadian dollar against foreign currencies, which reduced general fund assets by $2.6 billion, partially offset by an increase of $632 million from the change in value of held-for-trading assets.
     Actuarial and other policy liabilities of $83.6 billion as at March 31,
2010 decreased by $1.1 billion compared to December 31, 2009. The strengthening of the Canadian dollar against foreign currencies reduced actuarial and other policy liabilities by $1.9 billion. This was partially offset by an increase in the fair value of the actuarial liabilities.
     Shareholders' equity, including Sun Life Financial's preferred share capital, was $17.2 billion as at March 31, 2010 compared to $17.3 billion as at December 31, 2009. The movement in the first quarter of 2010 was mainly from:

     <<
     (i)   shareholders' net income of $430 million, before preferred share dividends of $21 million;
     (ii)  change in unrealized gains (losses) on available-for-sale assets in other comprehensive income (OCI) of $173 million; and
     (iii) an increase of $67 million from common share issues, primarily from the Canadian Dividend Reinvestment Plan, and $7 million from stock-
           based compensation; partially offset by
     (iv)  a decrease of $520 million from the strengthening of the Canadian dollar; and
     (v)   common share dividend payments of $203 million.
     >>

     As at May 3, 2010, Sun Life Financial Inc. had 566.8 million common shares and 71.0 million preferred shares outstanding.

     <<
     CASH FLOWS

                                                            Quarterly results
     -------------------------------------------------------------------------
     ($ millions)                                               Q1'10   Q1'09
     -------------------------------------------------------------------------
     Cash and cash equivalents, beginning of period             5,865   5,518
     Cash flows provided by (used in):
       Operating activities                                       689     698
       Financing activities                                      (166)    552
       Investing activities                                    (1,766)     94
     Changes due to fluctuations in exchange rates               (105)    160
     -------------------------------------------------------------------------
     Increase (decrease) in cash and cash equivalents          (1,348)  1,504
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of period                   4,517   7,022
     Short-term securities, end of period                       6,039   3,405
     -------------------------------------------------------------------------
     Total cash, cash equivalents and short-term securities    10,556  10,427
     -------------------------------------------------------------------------
     >>

     Net cash, cash equivalents and short-term securities of $10.6 billion as at the end of the first quarter of 2010 were higher by $129 million, compared to the first quarter of 2009.
     Cash generated by operations was $689 million in the first quarter of
2010, relatively unchanged from the same period one year ago. Cash used in financing activities was $166 million in the first quarter of 2010, compared to cash provided by financing activities of $552 million in the first quarter of 2009. The decrease of $718 million in cash flow from financing activities from a year ago was driven primarily by the issue of $496 million of subordinated debentures in the first quarter of 2009. The Company did not issue any debt in the first quarter of 2010. Cash used in investing activities in the first quarter of 2010 was $1.8 billion, compared to cash generation of
$94 million from investing activities in the first quarter of 2009. The reduction of $1.9 billion was mainly due to higher levels of purchases of long-term assets in the first quarter of 2010. The fluctuation of the Canadian dollar compared to foreign currencies decreased cash balances by $105 million in the first quarter of 2010, compared to an increase of $160 million in the comparable period a year ago.

     QUARTERLY FINANCIAL RESULTS

     The following table provides a summary of Sun Life Financial's results for the eight most recently completed quarters. A more complete discussion of the Company's historical quarterly results can be found in the Company's interim and annual MD&As.

     <<
     -------------------------------------------------------------------------
                       Q1'10  Q4'09  Q3'09  Q2'09  Q1'09  Q4'08  Q3'08  Q2'08
     -------------------------------------------------------------------------
     Common
      shareholders'
      net income (loss)
      ($ millions)       409    296   (140)   591   (213)   129   (396)   519
     Operating earnings
      (loss)
      ($ millions)       409    296   (140)   591   (186)  (696)  (396)   519
     Basic EPS ($)      0.72   0.53  (0.25)  1.06  (0.38)  0.23  (0.71)  0.92
     Diluted EPS ($)    0.72   0.52  (0.25)  1.05  (0.38)  0.23  (0.71)  0.91
     Diluted operating
      EPS ($)           0.72   0.52  (0.25)  1.05  (0.33) (1.25) (0.71)  0.91
     Total revenue
      ($ millions)     6,055  4,993  8,831  8,720  5,028  4,706  2,560  4,411
     Total AUM
      ($ billions)       435    433    412    397    375    381    389    413
     -------------------------------------------------------------------------
     >>

     Fourth quarter 2009

     Net income of $296 million for the fourth quarter of 2009 reflected a return to more favourable market conditions, including the positive impact of asset-liability re-balancing, improvements in equity markets and increased interest rates, and benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on the Company's investment portfolio and lower asset reinvestment gains from changes in credit spreads.

     Third quarter 2009

     The loss of $140 million for the third quarter of 2009 was largely as a result of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on the Company's investment portfolio, partially offset by reserve releases of $161 million as a result of favourable equity markets.

     Second quarter 2009

     Net income of $591 million in the second quarter of 2009 was favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the quarter were partially offset by increased reserves for downgrades on the Company's investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, and credit impairments.

     First quarter 2009

     The loss of $213 million in the first quarter of 2009 was due to reserve strengthening, net of hedging, related to equity market declines; reserve increases for downgrades on the Company's investment portfolio; and credit and equity impairments. Excluding after-tax charges of $27 million for restructuring costs taken as part of the Company's actions to reduce expense levels and improve operational efficiency, the Company reported an operating loss of $186 million.

     Fourth quarter 2008

     Net income of $129 million in the fourth quarter of 2008 was significantly impacted by the continued deterioration in global capital markets and included $682 million in charges related to equity markets, $365 million from asset impairments, credit-related write-downs and spread widening, as well as $164 million from changes to asset default assumptions in anticipation of higher future credit-related losses. Excluding the after-tax gain of $825 million related to the sale of the Company's 37% interest in CI
Financial, the Company reported an operating loss of $696 million.

     Third quarter 2008

     The loss of $396 million in the third quarter of 2008 was largely driven by deterioration in global capital markets and included asset impairments and credit-related losses of $636 million, and $326 million of charges related to equity market impacts.

     Second quarter 2008

     Net income of $519 million in the second quarter of 2008 was affected by a decline in equity markets in the Company's U.S.-based businesses, the unfavourable impact of interest rate movements and associated hedges, wider credit spreads and credit-related allowances on actuarial reserving requirements, and credit-related losses on asset sales in SLF U.S., as well as the impact of higher interest rates and increased investment in growth in SLF
Asia. These decreases were partially offset by favourable morbidity experience as well as the favourable impact of equity markets and higher interest rates in SLF Canada and changes in income tax liabilities in Corporate Support.

     REVIEW OF ACTUARIAL METHODS AND ASSUMPTIONS

     Management makes judgments involving assumptions and estimates relating to the Company's obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these obligations is fundamental to the Company's financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.
     During the first quarter of 2010 there were no material method and assumption changes. Changes to the Company's best estimate assumptions related to experience updates are made annually, generally in the third quarter.
However, the Company may update other assumptions throughout the year to reflect model refinements, changes in regulatory policies and actuarial standards and practices as well as significant changes to product features.
These non-experience-related method and assumption changes are typically implemented in the quarter in which the item occurs.

     INVESTMENTS

     The Company had total general fund invested assets of $107 billion as at
March 31, 2010. The majority of the Company's general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The
Company's portfolio composition is conservative, with 86% of the general funds in cash and fixed income investments. Stocks and real estate comprised 4% and
5% of the portfolio, respectively. The remaining 5% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

     Bonds

     As at March 31, 2010, the Company held $62.4 billion of bonds, which constituted 58% of the Company's overall investment portfolio. Bonds with an investment grade of "A" or higher represented 67%, and bonds rated "BBB" or higher represented 96% of the total bond portfolio as at March 31, 2010, unchanged from 96% at December 31, 2009.
     Included in the $62.4 billion of bonds, the Company held $13.5 billion of non-public bonds, which constituted 22% of the Company's overall bond portfolio, compared with $13.2 billion, or 22%, as at December 31, 2009.
Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 72% of the total bond portfolio as at March
31, 2010, compared to 73% as at December 31, 2009. Total government issued or guaranteed bonds as at March 31, 2010 were $17.4 billion. The Company has no direct exposure to Greece and an immaterial amount of direct exposure to Euro denominated sovereign credits.
     The Company's gross unrealized losses as at March 31, 2010, for available-for-sale bonds and held-for-trading bonds were $0.2 billion and $1.9 billion, respectively, compared with $0.4 billion and $2.4 billion, respectively as at December 31, 2009. The decrease in gross unrealized losses was largely due to the narrowing of credit spreads in the financial and securitization sectors and the strengthening Canadian dollar.
     The Company's bond portfolio as at March 31, 2010, included $13.7 billion in the financial sector, representing approximately 22% of the Company's bond portfolio, or 13% of the Company's total invested assets. This compares to
$14.5 billion, or 24% of the Company's bond portfolio as at December 31, 2009.
The $0.8 billion decrease in the value of financial sector bond holdings was the combined result of the strengthening Canadian dollar, sales and maturities, partially offset by narrowing credit spreads.

     Asset-backed securities

     The Company's bond portfolio as at March 31, 2010, included $4.1 billion of asset-backed securities reported at fair value, representing approximately
7% of the Company's bond portfolio, or 4% of the Company's total invested assets. This compares to $4.2 billion as at December 31, 2009. The $0.1 billion decrease in the value of asset-backed securities was primarily due to the strengthening Canadian dollar, sales and maturities, partially offset by narrowing credit spreads.

     <<
                                 March 31, 2010         December 31, 2009
     -------------------------------------------------------------------------
                         Amortized   Fair  BBB and  Amortized   Fair  BBB and
     ($ millions)           Cost    value   higher     Cost    value   higher
     -------------------------------------------------------------------------
     Commercial mortgage-
      backed securities    2,073    1,725    92.0%    2,219    1,772    92.9%
     Residential mortgage-
      backed securities
       Agency                769      804   100.0%      735      768   100.0%
       Non-agency          1,232      834    75.1%    1,318      886    80.2%
     Collateralized debt
      obligations            199      138    16.8%      243      169    34.9%
     Other(1)                711      571    80.7%      729      571    80.6%
     -------------------------------------------------------------------------
     Total                 4,984    4,072    86.0%    5,244    4,166    87.5%
     -------------------------------------------------------------------------
     (1) Other includes sub-prime, a portion of the Company's exposure to Alt-
         A and other asset-backed securities.
     >>

     The Company determines impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss-given-default expectations for the underlying collateral pool. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss given default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and the Company believes the loss is probable of occurring, an impairment is recorded.
     Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. The Company's asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. In addition, the Company's asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below the Company's securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, the Company may lose all of its principal investment in the security.
     Further write-downs on previously impaired securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations.
     As at March 31, 2010, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $136 million and $104 million, respectively, together representing approximately 0.2% of the Company's total invested assets. Of these investments, 89% either were issued before 2006 or have an "AAA" rating.
     Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

     Mortgages and corporate loans

     As at March 31, 2010, the Company had a total of $19.1 billion in mortgages and corporate loans. The Company's mortgage portfolio of $13.3 billion consists almost entirely of first mortgages. Included in the Company's residential mortgage portfolio are multi-family rental properties that are classified as commercial mortgages.

     <<
     -------------------------------------------------------------------------
     ($ millions)            March 31, 2010              December 31, 2009
     -------------------------------------------------------------------------
                                  Non-                            Non-
              Residential Residential   Total Residential Residential   Total
     -------------------------------------------------------------------------
     Canada         2,300       5,072   7,372       2,341       5,193   7,534
     United States    259       5,653   5,912         280       5,905   6,185
     United Kingdom     -          52      52           -          57      57
     -------------------------------------------------------------------------
     Total
      mortgages     2,559      10,777  13,336       2,621      11,155  13,776
     -------------------------------------------------------------------------
     Corporate loans                    5,778                           5,673
     -------------------------------------------------------------------------
     Total mortgages
      and corporate
      loans                            19,114                          19,449
     -------------------------------------------------------------------------
     >>

     A recovery of the commercial real estate market would more than likely lag behind the overall economic recovery and largely be dependent on macroeconomic factors such as job growth and consumer confidence. The majority of the credit concerns the Company has experienced have been in the retail sector in states such as Arizona, Colorado and Florida. The Company has also experienced some difficulties with owner-occupied industrial properties in
Ohio, Michigan and Indiana. With anticipated decreases in occupancy rates and leasing terms, borrowers will continue to experience reduced cash flows.
     The distribution of mortgages and corporate loans by credit quality as at
March 31, 2010, and December 31, 2009, is shown in the following tables. As at
March 31, 2010, the Company's mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13 billion, spread across approximately 4,000 loans, an amount consistent with December 31, 2009 levels.
The Company's commercial portfolio has a weighted average loan to value of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with year-end levels. Impaired mortgages increased by $22 million to $169 million, mainly due to deteriorating conditions in commercial real estate. Approximately 72% of the impaired loans are in the United States.

     <<
                                      March 31, 2010
     -------------------------------------------------------------------------
                      Gross Carrying Value            Allowance for losses
                     ----------------------          ----------------------
                Mortgages   Corporate   Total   Mortgages   Corporate   Total
     ($ millions)               loans                           loans
     -------------------------------------------------------------------------
     Not past
      due         $13,115      $5,758 $18,873         $ -         $ -     $ -
     Past due:
       Past due
        less than
        90 days        52           -      52           -           -       -
       Past due
        90 to
        179 days        -           -       -           -           -       -
       Past due
        180 days
        or more         -           -       -           -           -       -
     Impaired         271          31     302         102          11     113
     -------------------------------------------------------------------------
     Balance,
      March 31,
      2010        $13,438      $5,789 $19,227        $102         $11    $113
     -------------------------------------------------------------------------

                                    December 31, 2009
     -------------------------------------------------------------------------
                      Gross Carrying Value            Allowance for losses
                     ----------------------          ----------------------
                Mortgages   Corporate   Total   Mortgages   Corporate   Total
     ($ millions)               loans                           loans
     -------------------------------------------------------------------------
     Not past
      due         $13,600      $5,649 $19,249         $ -         $ -     $ -
       Past due:
       Past due
        less than
        90 days        30           -      30           -           -       -
       Past due
        90 to
        179 days        -           -       -           -           -       -
       Past due
        180 days
        or more         -           1       1           -           -       -
     Impaired         252          33     285         106          10     116
     -------------------------------------------------------------------------
     Balance,
      December 31,
      2009        $13,882      $5,683 $19,565        $106         $10    $116
     -------------------------------------------------------------------------
     >>

     Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $189 million as at March 31, 2010, $20 million higher than the
December 31, 2009, level for these assets.
     In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company has provided $3.0 billion for possible future asset defaults for financial assets included in its actuarial liabilities as at March 31, 2010, compared with $2.9 billion as at December 31, 2009. To the extent that an asset is written off, or disposed of, any corresponding amounts set aside for possible future asset defaults in actuarial liabilities in respect of that asset will be released into income. The $3.0 billion for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting actuarial liabilities.

     Derivative financial instruments

     The values of the Company's derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

     <<
     -------------------------------------------------------------------------
     ($ millions)                           March 31, 2010  December 31, 2009
     -------------------------------------------------------------------------
     Net fair value                                    473                125
     Total notional amount                          45,176             47,260
     Credit equivalent amount                        1,132              1,010
     Risk-weighted credit equivalent amount              8                  7
     -------------------------------------------------------------------------
     >>

     The total notional amount decreased to $45.2 billion as at March 31,
2010, from $47.3 billion as at December 31, 2009, primarily due to a decrease in equity contracts and the strengthening Canadian dollar. The net fair value increased to $0.5 billion in the first quarter of 2010 from the 2009 year-end amount of $0.1 billion. The change was primarily due to stronger equity markets and the strengthening Canadian dollar.
     The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

     OUTLOOK

     The Company is affected by a number of factors which are fundamentally linked to the economic environment. Equity market performance, interest rate levels, credit experience, surrender and lapse experience, currency exchange rates, and spreads between interest credited to policyholders and investment returns can have a substantial impact on the profitability of the Company's operations.
     Financial markets have recovered strongly from their lows of March 2009, from which the S&P 500 has increased by 73% and the S&P/TSX Composite Index climbed by 59% to the end of the first quarter of 2010. Interest rates continue to remain at historical lows. In the U.S., the Federal Open Market
Committee met twice in the first quarter of 2010 and the Federal Reserve kept interest rates unchanged, in a range of 0.0% to 0.25%. In Canada, the Bank of
Canada maintained its target overnight rate at 0.25% at its most recent rate setting meeting in April 2010. In its statement, the Bank of Canada did not reaffirm its commitment to "stay the course until mid-year", suggesting that interest rate increases may soon materialize.
     Key risks related to economic recovery include high unemployment rates, increasing government debt burdens, weak housing and mortgage conditions in the United States, and inflation, as central banks globally contemplate the timing and mechanism for removing economic stimulus measures.
     The regulatory environment is expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In Canada, the Office of the Superintendent of Financial Institutions Canada (OSFI) is considering a number of changes to the insurance company capital rules, including new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance Company of
Canada (Sun Life Assurance), and that would update OSFI's regulatory guidance for non-operating insurance companies acting as holding companies, such as Sun
Life Financial Inc. OSFI is also reviewing the use of internally modelled capital requirements for segregated fund guarantees. In addition, it is expected that OSFI will change the definition of available regulatory capital for determining regulatory capital to align insurance definitions with any changed definitions that emerge for banks under the proposed new Basel Capital
Accord. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.

     CAPITAL MANAGEMENT AND LIQUIDITY

     Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company's capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial manages capital for all of its subsidiaries in a manner commensurate with their individual risk profiles.
     Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.
     Sun Life Assurance, the Company's principal operating subsidiary in
Canada, is subject to the Minimum Continuing Capital Surplus Requirement
(MCCSR) capital rules of OSFI. The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. With an MCCSR ratio of 210% as at March 31, 2010, Sun Life Assurance exceeded minimum regulatory levels. The decline in the MCCSR from 221% as at
December 31, 2009, was driven primarily by a capital repatriation of $300 million to SLF Inc. to partially fund a US$400 million capital injection into
Sun Life Assurance Company of Canada (U.S.) (Sun Life (U.S.)), the impact of
2010 MCCSR guideline changes and business growth.
     The Company's principal operating life insurance subsidiary in the United
States, Sun Life (U.S.), is subject to the risk-based capital (RBC) rules issued by the National Association of Insurance Commissioners. For the
reporting period ended December 31, 2009, the RBC ratio for Sun Life (U.S.)
was 362%, well above the level where regulatory action would be required.
     Capital is managed both on a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial was well above its minimum regulatory levels as at March 31, 2010. As illustrated in the Market Risk Sensitivity section of this document, Sun Life Assurance would remain well above its minimum regulatory levels after a 10% drop in equity markets from March 31, 2010 levels.
     The Company's risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. The Company maintains an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios.
The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments against established targets.
     The Company's primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.

     FINANCIAL STRENGTH RATINGS

     Independent credit rating agencies are engaged to provide their respective opinions on the financial strength of the Company's core insurance subsidiaries. The financial strength ratings represent the credit rating agencies' view regarding the ability of an insurer to meet its financial obligation to policyholders and contract holders. In the latter half of 2008,
Moody's Investor Service (Moody's), A.M. Best, and Standard & Poor's changed their respective outlooks on the life insurance sector to negative from stable, a view which remained unchanged through the first quarter of 2010. On
April 13, 2010, Standard & Poor's downgraded the financial strength ratings of
Sun Life Financial's core insurance subsidiaries, Sun Life Assurance, Sun Life
(U.S.) and Sun Life Insurance and Annuity Company of New York, from AA
(negative outlook) to AA- (stable outlook). The most recent ratings for Sun
Life Assurance are summarized in the following table.

     <<
     -------------------------------------------------------------------------
     Rating Agency                      April 30, 2010      December 31, 2009
     -------------------------------------------------------------------------
     Standard & Poor's             AA- (stable outlook)  AA (negative outlook)
     Moody's                       Aa3 (stable outlook)   Aa3 (stable outlook)
     A.M. Best                      A+ (stable outlook)    A+ (stable outlook)
     -------------------------------------------------------------------------
     >>

     ENTERPRISE RISK MANAGEMENT

     Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.
     Through its ongoing enterprise risk management procedures, Sun Life
Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial's enterprise risk management procedures and risk factors are described in the Company's 2009 annual MD&A and AIF.

     MARKET RISK SENSITIVITY

     The Company's earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the
Company's financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products. Differences between the Company's actual experience and its best estimate assumptions are reflected in its financial statements. The following table sets out the estimated immediate impact or sensitivity of the Company's net income and MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at March
31, 2010.

     <<
                                             March 31, 2010
     -------------------------------------------------------------------------
     Changes in              Net income
      interest rates(1)     ($ millions)                 MCCSR(3)
     -------------------------------------------------------------------------
       1% increase            75 - 175      Up to 8 percentage points increase
       1% decrease         (200) - (300)   Up to 15 percentage points decrease
     -------------------------------------------------------------------------
     Changes in equity
      markets(2)
     -------------------------------------------------------------------------
       10% increase           75 - 125     Up to 5 percentage points increase
       10% decrease        (150) - (200)   Up to 5 percentage points decrease
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
       25% increase          125 - 225     Up to 5 percentage points increase
       25% decrease        (475) - (575)  Up to 15 percentage points decrease
     -------------------------------------------------------------------------
     (1) Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve as at March 31, 2010.
     (2) Represents the change across all equity markets as at March 31, 2010.
         Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
     (3) The MCCSR sensitivities illustrate the impact on the MCCSR ratio for
         Sun Life Assurance as at March 31, 2010.
     >>

     The equity market risk sensitivities include the impact of providing for the guarantees associated with the segregated fund and variable annuity contracts and are net of the expected mitigation impact of the Company's hedging programs in effect as at March 31, 2010. Sales, de-risking initiatives such as product simplification and pricing changes, as well as the Company's hedging program, up to March 31, 2010, are reflected in the Company's market sensitivity disclosure.
     Approximately 75% to 85% of the Company's sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in the Company's Corporate business segment, which provide benefit guarantees linked to underlying fund performance. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization, depending on the market performance of the underlying funds.
     The following table provides select information with respect to the guarantees provided in the Company's variable annuity and segregated fund businesses.

     <<
                                          March 31, 2010
     -------------------------------------------------------------------------
                                           Amount      Value of     Actuarial
     ($ millions)           Fund Value     at Risk    guarantees   Liabilities
     -------------------------------------------------------------------------
     SLF Canada               11,228         458        10,662         191
     SLF U.S.                 21,423       2,594        23,842         559
     Run-off reinsurance       3,041         746         2,807         415
     -------------------------------------------------------------------------
     Total                    35,692       3,798        37,311       1,165
     -------------------------------------------------------------------------

                                          December 31, 2009
     -------------------------------------------------------------------------
                                           Amount      Value of     Actuarial
     ($ millions)           Fund Value     at Risk    guarantees   Liabilities
     -------------------------------------------------------------------------
     SLF Canada               10,796         539        10,380         215
     SLF U.S.                 21,069       3,006        23,944         675
     Run-off reinsurance       3,049         811         2,930         452
     -------------------------------------------------------------------------
     Total                    34,915        4,356       37,254        1,342
     -------------------------------------------------------------------------
     >>

     For guaranteed lifetime withdrawal benefits, the "value of guarantees", shown above, is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels.
For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date. The "amount at risk" shown above represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values. The "actuarial liabilities" represent management's provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.
     The amount at risk and actuarial liabilities at March 31, 2010, decreased from December 31, 2009, primarily due to favourable movement in capital markets. Fund values and the value of guarantees were relatively flat over the quarter due to the offsetting impacts from new business, capital market movements, and changes in foreign exchange rates.
     The ultimate cost of providing for the guarantees in respect of the
Company's segregated fund and variable annuity products is uncertain and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, as described in the Risk
Factors section in the Company's 2009 AIF, which may result in negative impacts on net income and capital. The Company has implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing its exposure to this particular class of equity market risk.
     As at March 31, 2010, approximately 90% of the Company's total segregated fund and variable annuity contracts, as measured by associated fund values, were included in an equity hedging program and the Company's equity market exposure to segregated fund and variable annuity products was reduced by approximately 60% to 70% as a result of this hedging program. While a large percentage of contracts are included in the equity hedging program, not all of the equity exposure related to these contracts is hedged. For those segregated fund and variable annuity contracts in the equity hedging program, the Company generally hedges the fair value of expected future net claims costs and a portion of the policy fees. The following table illustrates the impact of the
Company's hedging program related to its sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund products only.

     <<
                                                         March 31, 2010
     -------------------------------------------------------------------------
     ($ millions)                            10% decrease(1)   25% decrease(1)
     -------------------------------------------------------------------------
     Before hedge                             (350) - (400)  (1,000) - (1,100)
     Hedge impact                               225 - 275        600 - 700
     -------------------------------------------------------------------------
     Net of hedging                           (100) - (150)    (375) - (475)
     -------------------------------------------------------------------------
     (1) Represents the respective change across all equity markets as at
         March 31, 2010. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices
         (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
     -------------------------------------------------------------------------
     >>

     Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

     Market risk sensitivity - Additional cautionary language and key assumptions

     The Company's market risk sensitivities are forward-looking non-GAAP estimates. These are measures of the Company's estimated net income and capital sensitivity to the changes in interest rate and equity market levels described above, based on interest rates, equity market prices and business mix in place as of March 31, 2010. These sensitivities are calculated independently for each risk factor generally assuming that all other risk variables remain constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the market shocks illustrated above, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the March 31, 2010, calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.
     These sensitivities reflect the composition of the Company's assets and liabilities as of March 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as of the March 31, 2010 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risk in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
     The sensitivities are based on financial reporting methods and assumptions in effect as of March 31, 2010. Changes in accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.
     For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the
Company's future net income and capital sensitivities. Given the nature of these calculations, the Company cannot provide assurance that actual earnings and capital impacts will be within the indicated ranges.
     Additional relevant information is provided in the Outlook, Critical
Accounting Policies and Estimates and Risk Management sections in the
Company's 2009 annual MD&A and in the Risk Factors section in the Company's
2009 AIF.

     ESTIMATED 2010 ADJUSTED EARNINGS FROM OPERATIONS

     In its interim MD&A for the third quarter of 2009, the Company provided
"estimated 2010 adjusted earnings from operations"(6), to illustrate the impact that the changes in market conditions that occurred in the fourth quarter of 2008, and continued into 2009, were expected to have on the
Company's financial results in 2010. Based on the assumptions and factors described below, in the third quarter of 2009, the Company estimated that its adjusted earnings from operations for the year ending December 31, 2010 would be in the range of $1.4 billion to $1.7 billion. The Company cautioned that its earnings in 2010 would reflect the lower asset levels and account values that were expected in 2010, as well as higher risk management costs, potential volatility and uncertainty in capital markets, the expected higher levels of capital required by regulators, lower leverage, currency fluctuations and the potential for higher tax costs as governments around the world look to address higher deficits.
     Updates to the Company's best estimate assumptions as well as changes in key internal and external indicators during the first quarter of 2010 did not impact the range of its estimated 2010 adjusted earnings from operations that was previously disclosed.
     Based on the assumptions and methodology used to determine the Company's
2010 estimated adjusted earnings from operations, which remain unchanged from the third quarter of 2009, the Company's adjusted earnings from operations for the first quarter of 2010 were $359 million. The following table reconciles the Company's adjusted earnings from operations for the first quarter of 2010 to its common shareholders' net income for the same quarter.

     <<
     -------------------------------------------------------------------------
     ($ millions)                                                       Q1'10
     -------------------------------------------------------------------------
     Adjusted earnings from operations(1) (after-tax)                     359
       Adjusting items:
         Net equity market impact                                          23
         Assumption changes and other                                      27
     -------------------------------------------------------------------------
     Common shareholders' net income                                      409
     -------------------------------------------------------------------------
     (1) Adjusted earnings from operations excludes: (i)impairments on the
         Company's invested assets, net of the release of related provisions in the actuarial liabilities during the period; (ii) the impact of changes in actuarial liabilities resulting from changes in the credit ratings on the Company's invested assets during the period; (iii) the impact of equity market changes during the period that differ from the Company's best estimate assumption of approximately 8% growth in equity markets per annum, primarily in the S&P 500, S&P/TSX Composite
         Index and TSX 60 indices; (iv) the impact of tax-related items that result in the Company's effective tax rate falling outside of a range of 18% to 22% during the period; and (v) certain other items during the period including: changes in credit spreads on corporate bonds that impact the actuarial valuation of in-force policies by changing the future returns assumed on investment of net future cash flows, the impact of asset-liability re-balancing actions taken in response to market conditions, such as equity market, interest rate or credit spread conditions, in order to adjust the Company's asset-liability duration management position in accordance with the Company's policies and practices, including its risk tolerance policies and practices; changes in interest rates that impact the investment returns assumed for new business, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of the Company's hedging program; gains or losses on the sale of the Company's surplus assets; mortality and morbidity experience that differ from the Company's best estimate assumptions; policyholder behaviour, including lapses and surrenders, that differs from the
         Company's best estimate assumptions; and changes in actuarial methods and assumptions and other management actions, the net effect of which the Company cannot reliably estimate.
     >>

     Estimated 2010 adjusted earnings from operations is a financial outlook and non-GAAP financial measure that estimates full year 2010 after-tax financial results for the Company based on:

     <<
     (i)    the estimated emergence during the period of expected profit from the Company's insurance business in-force, based on the
            achievement of current best estimate actuarial assumptions, plus estimated expected profit from the Company's asset management businesses,
     (ii)   the estimated impact of writing new business during the period,
     (iii)  estimated investment income earned on the Company's surplus assets, less debt servicing costs, during the period, and
     (iv)   an effective tax rate for the Company during the period of between
            18% and 22%.

     Estimated 2010 adjusted earnings from operations is based on economic and other assumptions that include:

     (i)    growth in equity markets (primarily the S&P 500, S&P/TSX Composite
            Index and TSX 60) of approximately 8% per annum,
     (ii)   a business mix, foreign currency exchange rates (e.g., U.S.
            dollar, U.K. pound), credit spreads (e.g., corporate bond spreads, swap spreads) and interest rates (e.g., Government of Canada and
            U.S. Treasury rates) consistent with levels as at September 30,
            2009, and
     (iii)  investment returns, tax rates, capital requirements, mortality/morbidity experience and policyholder behaviour
            consistent with the Company's current best estimate actuarial assumptions.
     >>

     Estimated 2010 adjusted earnings from operations does not include management actions and changes in assumptions for the valuation of actuarial liabilities, gains and losses and other items outside the range of current best estimate assumptions, such as the market impact on segregated fund guarantees, credit impairments, changes in credit ratings on the Company's fixed income portfolio, and investment-related gains and losses, the net effect of which the Company cannot reliably estimate.

     Cautions regarding estimated adjusted earnings from operations

     Estimated 2010 adjusted earnings from operations is forward-looking non-GAAP financial information that is based on the assumptions about future economic and other conditions, qualifications and courses of action described above. The Company cannot provide assurance that its reported earnings in 2010 will be within the indicated range and reported financial results in 2010 may differ materially from estimated 2010 adjusted earnings from operations for a variety of reasons, including changes to the economic and other assumptions used to estimate 2010 adjusted earnings from operations, and actual economic and other experience before and during 2010 that is different than the
Company's estimates. Estimated 2010 adjusted earnings from operations excludes items that are included in the Company's reported financial results. The
Company is subject to a number of sources of volatility that are described above and in the Company's 2009 annual MD&A, which may cause adjusted earnings from operations to be outside of the range of the estimate.
     Information related to estimated 2010 adjusted earnings from operations should be read in conjunction with the Forward-Looking Information and Use of
Non-GAAP Measures sections below, the Critical Accounting Policies and
Estimates, Risk Management, Market Risk Sensitivity and Outlook sections in the Company's 2009 annual MD&A, and Risk Factors section in its 2009 AIF.

     LEGAL AND REGULATORY MATTERS

     Information concerning legal and regulatory matters is provided in the
Company's 2009 Consolidated Financial Statements, annual MD&A and AIF.

     INTERNATIONAL FINANCIAL REPORTING STANDARDS

     In accordance with the requirements of the Canadian Accounting Standards
Board, Sun Life Financial will adopt International Financial Reporting
Standards (IFRS) as of January 1, 2011, with comparatives for the prior year.
The transition to IFRS is on track and progressing according to plan. The main focus in 2010 will be to prepare comparative IFRS numbers for 2010 including the opening balance sheet as of January 1, 2010, and the quarterly balance sheets and earnings on an IFRS basis. The Company's comprehensive transition plan that has been established for the production of 2010 comparatives extends existing reporting solutions, processes and controls to meet the needs of IFRS conversion, thus reducing the overall project risk.
     Additional information on the Company's transition to IFRS, including significant areas of impact such as opening balance sheet adjustments, which may be material, can be found in the Company's 2009 annual MD&A and its interim Consolidated Financial Statements for the quarter ended March 31,
2010.

     INTERNAL CONTROL OVER FINANCIAL REPORTING

     Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with GAAP.
     There were no changes in the Company's internal control over financial reporting during the period beginning on January 1, 2010, and ended on March
31, 2010, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

     USE OF NON-GAAP FINANCIAL MEASURES

     Management evaluates the Company's performance on the basis of financial measures prepared in accordance with GAAP and certain non-GAAP financial measures. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company's performance and facilitate the comparison of the quarterly and full year results of the
Company's ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company's annual and interim MD&A and the
Supplementary Financial Information packages that are available on
www.sunlife.com under Investors - Financial Results and Reports - Year-end
Reports.
     Management measures the Company's performance based on operating earnings and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Other non-GAAP measures that management uses include (i)
financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations; (ii) adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue; (iii)
pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS; (iv) assets under management, mutual funds, managed funds and other AUM; and (v) the value of new business, which is used to measure overall profitability and is based on actuarial amounts for which there are no comparable amounts under GAAP.
     Estimated 2010 adjusted earnings from operations and market sensitivities are forward-looking non-GAAP financial measures, for which there are no directly comparable measures under GAAP and for which a reconciliation is not possible as they are forward-looking information. Reconciliations of those amounts to the most directly comparable GAAP measures are not accessible on a forward-looking basis because the Company believes it is only possible to provide ranges of the assumptions used in determining those non-GAAP measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period and may have a significant impact on reported net income in 2010.
     The following table sets out the items that have been excluded from the
Company's operating earnings and provides a reconciliation to the Company's earnings based on GAAP.

     <<
     ($ millions)                          Quarterly results
     -------------------------------------------------------------------------
                       Q1'10  Q4'09  Q3'09  Q2'09  Q1'09  Q4'08  Q3'08  Q2'08
     -------------------------------------------------------------------------
     Reported earnings
      (GAAP)             409    296   (140)   591   (213)   129   (396)   519
     After-tax gain
      (loss) on special
      items
       Gain on sale of
        interest in
        CI Financial       -      -      -      -      -    825      -      -
       Restructuring
        costs to
        reduce expense
        levels             -      -      -      -    (27)     -      -      -
     -------------------------------------------------------------------------
     Total special items   -      -      -      -    (27)   825      -      -
     -------------------------------------------------------------------------
     Operating earnings  409    296   (140)   591   (186)  (696)  (396)   519
     -------------------------------------------------------------------------
     >>

     FORWARD-LOOKING INFORMATION

     Certain information in this document, including information relating to the Company's strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions, including information set out in this document under the headings of Estimated Adjusted
Earnings from Operations, Outlook and Market Risk Sensitivity, or that includes words such as "expects", "anticipates", "intends", "plans",
"believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking information includes the information concerning possible or assumed future results of operations of the Company. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts.
Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company's AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.
     Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the creditworthiness of guarantors and counterparties to derivatives; the performance of equity markets; the cost, effectiveness and availability of risk mitigating hedging programs; interest rate fluctuations; other market risks including movement in credit spreads;
possible sustained economic downturn; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; market conditions that adversely affect the
Company's capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to product design and pricing; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in
Asia including risks relating to joint ventures; the impact of competition;
currency exchange rate fluctuations; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; uncertainty in the rate of mortality improvement; the impact of adverse results in the closed block of business;
the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; and the potential for losses from multiple risks occurring simultaneously or in rapid progression. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

     Earnings Conference Call

     The Company's first quarter 2010 financial results will be reviewed at a conference call Thursday, May 6, 2010, at 10 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q1 results from the "Investors" section on the home page 10 minutes prior to the start of the presentation. The webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, following the call.
     The conference call can also be accessed by phone by dialing 416-644-3416
(Toronto), or 1-877-974-0445 (Canada/U.S.).

     About Sun Life Financial

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
March 31, 2010, the Sun Life Financial group of companies had total assets under management of $435 billion. For more information please visit
www.sunlife.com.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under the ticker symbol SLF.

     <<
     Consolidated Statements of Operations

                                                   For the three months ended
     -------------------------------------------------------------------------
     (unaudited, in millions of Canadian                  March 31,  March 31,
      dollars except for per share amounts)                   2010       2009
     -------------------------------------------------------------------------
     Revenue
       Premium Income:
         Annuities                                       $     745  $   1,353
         Life insurance                                      1,574      1,549
         Health insurance                                    1,096      1,117
     -------------------------------------------------------------------------
                                                             3,415      4,019
     -------------------------------------------------------------------------
       Net investment income (loss):
         Changes in fair value of held-for-trading
          assets                                               632       (905)
         Income (loss) from derivative instruments             (63)       (81)
         Net gains (losses) on available-for-sale assets        43        (50)
         Other net investment income                         1,287      1,443
     -------------------------------------------------------------------------
                                                             1,899        407
     -------------------------------------------------------------------------
       Fee income                                              741        602
     -------------------------------------------------------------------------
                                                             6,055      5,028
     -------------------------------------------------------------------------
     Policy benefits and expenses
       Payments to policyholders,
        beneficiaries and depositors:
         Maturities and surrenders                             931      1,380
         Annuity payments                                      334        343
         Death and disability benefits                         684        848
         Health benefits                                       802        800
         Policyholder dividends and interest on claims
          and deposits                                         292        332
     -------------------------------------------------------------------------
                                                             3,043      3,703
       Net transfers to (from) segregated funds                245        108
       Increase (decrease) in actuarial liabilities            857        528
       Commissions                                             410        397
       Operating expenses                                      825        777
       Premium taxes                                            53         55
       Interest expense                                        110         97
     -------------------------------------------------------------------------
                                                             5,543      5,665
     -------------------------------------------------------------------------
     Income (loss) before income taxes and
      non-controlling interests                                512       (637)
       Income tax expense (benefit)                             81       (445)
       Non-controlling interests in net income
        of subsidiaries                                          5          3
     -------------------------------------------------------------------------
     Total net income (loss)                                   426       (195)
       Less: Participating policyholders' net income            (4)         -
     -------------------------------------------------------------------------
     Shareholders' net income (loss)                           430       (195)
       Less: Preferred shareholder dividends                    21         18
     -------------------------------------------------------------------------
     Common shareholders' net income (loss)                    409       (213)
     -------------------------------------------------------------------------

     Earnings (loss) per share
       Basic                                             $    0.72  $   (0.38)
       Diluted                                           $    0.72  $   (0.38)

     Consolidated Balance Sheets

     As at
     -------------------------------------------------------------------------
     (unaudited, in millions             March 31,  December 31,     March 31,
      of Canadian dollars)                   2010          2009          2009
     -------------------------------------------------------------------------
     Assets
       Bonds - held-for-trading         $  52,464     $  51,634     $  48,963
       Bonds - available-for-sale           9,959         9,673        10,205
       Mortgages and corporate loans       19,114        19,449        22,311
       Stocks - held-for-trading            3,950         4,331         3,256
       Stocks - available-for-sale            647           635           913
       Real estate                          4,797         4,877         5,027
       Cash, cash equivalents and
        short-term securities              10,556        11,868        10,427
       Derivative assets                    1,444         1,382         2,077
       Policy loans and other invested
        assets                              3,454         3,503         3,686
       Other invested assets -
        held-for-trading                      479           425           400
       Other invested assets -
        available-for-sale                    425           452           538
     -------------------------------------------------------------------------
       Invested assets                    107,289       108,229       107,803
       Goodwill                             6,320         6,419         6,724
       Intangible assets                      937           926         1,001
       Other assets                         4,719         4,508         5,809
     -------------------------------------------------------------------------
       Total general fund assets        $ 119,265     $ 120,082     $ 121,337
     -------------------------------------------------------------------------
       Segregated funds net assets      $  81,914     $  81,305     $  65,448
     -------------------------------------------------------------------------

     Liabilities and equity
       Actuarial liabilities and other
        policy liabilities               $ 83,569     $  84,638     $  83,376
       Amounts on deposit                   4,213         4,181         4,111
       Deferred net realized gains            220           225           248
       Senior debentures                    3,811         3,811         3,013
       Derivative liabilities                 971         1,257         3,253
       Other liabilities                    6,057         5,466         7,178
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
       Total general fund liabilities      98,841        99,578       101,179
       Subordinated debt                    3,043         3,048         3,079
       Non-controlling interests
        in subsidiaries                        39            42            27
       Total equity                        17,342        17,414        17,052
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
       Total general fund liabilities
        and equity                      $ 119,265     $ 120,082     $ 121,337
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
       Segregated funds contract
        liabilities                     $  81,914     $  81,305     $  65,448
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1)    Together with its subsidiaries and joint ventures, "the Company"
            or "Sun Life Financial".
     (2)    Operating earnings (loss) and financial measures based on
            operating earnings, such as operating earnings (loss) per share and operating return on equity, are non-GAAP financial measures.
            See "Use of Non-GAAP Financial Measures". All EPS measures refer to diluted EPS, unless otherwise stated.
     (3)    Originally referred to as "estimated 2010 normalized earnings from operations". Additional information is available in the Company's interim MD&A for the third quarter of 2009, under the heading
            "Estimated 2010 normalized earnings from operations".
     (4)    Pre-tax operating profit margin ratio and assets under management are non-GAAP measures. See Use of Non-GAAP Financial Measures.
     (5)    AUM is a non-GAAP financial measure. See Use of Non-GAAP Financial
            Measures.
     (6)    Originally referred to as "estimated 2010 normalized earnings from operations". Additional information is available in the Company's interim MD&A for the third quarter of 2009, under the heading
            "Estimated 2010 normalized earnings from operations."
     >>

     %CIK: 0001097362

     /For further information: Media Relations Contact: Frank Switzer,
Vice-President, Corporate Communications, Tel: (416) 979-4086,
frank.switzer(at)sunlife.com; Investor Relations Contact: Phil Malek,
Vice-President, Investor Relations, Tel: (416) 204-8163,
investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 17:10e 05-MAY-10